1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2015

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	August 25, 2015	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

OVERSEAS REGULATORY ANNOUNCEMENT

NOTICE OF 2015 INTERIM RESULTS PRESENTATIONS

OF YANZHOU COAL MINING COMPANY LIMITED

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1.	TYPE OF THE PRESENTATIONS

Yanzhou Coal Mining Company Limited (the “Company”) will publish its 2015 interim results in domestic and overseas markets on 31 August 2015. The Company proposes to hold two on-site presentations to help investors better understand the results of the Company.

2.	TIME AND VENUE OF THE PRESENTATIONS

Hong Kong session: from 2:00 p.m. to 2:45 p.m. on Monday, 31 August 2015 at JW Marriott Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong.

Shanghai session: from 9:30 a.m. to 11:00 a.m. on Wednesday, 2 September 2015 at Conference Rooms 4+5, 3rd Floor, The Courtyard by Marriott Shanghai Pudong, 838 Dong Fang Road, Pudong New Area Shanghai

3.	PARTICIPANTS

Participants from the Company in Hong Kong session: Mr. Wu Yuxiang, a director and chief financial officer of the Company, Mr. Jin Qingbin, securities affairs representative of the Company and certain responsible persons of our business operations.

Participants from the Company in Shanghai session: Mr. Wu Yuxiang, a director and chief financial officer of the Company and certain responsible persons of our business operations.

4.	PARTICIPATION METHODS

The Company will present the operating results for the six months ended 30 June 2015, the market trends study of the coal market and the operating strategies for the second half of the year of 2015, and will communicate and exchange view with investors in relation to their concerns during the presentations.

To increase the efficiency of the presentations, investors who intend to attend the presentations should contact the Company and make reservations in advance through telephone or email. Investors should also inform the Company of the matters they wish to understand more and issues that concern them through telephone or email during the period for making reservation as stated below.

Hong Kong session:

Period for making reservation: 9:30-16:00 from 26 to 27 August 2015;

Telephone: 852-3920 7626;

Email: yzc@iprogilvy.com

-

Shanghai session:

Period for making reservation: 9:30-16:00 from 26 to 27 August 2015;

Telephone: 010-56037013;

Email: ning.huang@merlionpr.com

5.	CONTACT PERSONS AND INQUIRY

Hong Kong session:

Contact person: Tan Zhuomin

Telephone: 852-3920 7626

Shanghai session:

Contact person: Huang Ning

Telephone: 010-56037013

6.	OTHER MATTERS

The presentations will not be conducted through the internet. The Company will provide a summary of the presentations to the investors after the presentations through the information network platform provided by SSE InfoNet Ltd., Co.

Shareholders of the Company and investors are welcomed to participate in the presentations.

By order of the Board
Yanzhou Coal Mining Company Limited
Li Xiyong
Chairman of the Board

Zoucheng, Shandong Province, the PRC

25 August 2015

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC